July 14, 2011
VIA EDGAR

Kevin Stertzel
Division of Corporation Finance
Securities and Exchange Commission
100 F St., NE
Washington, DC 20549-7010

Re:	Request for Extension of Time to Respond
Standard Pacific Corp.
Form 10-K for Fiscal Year Ended December 31, 2010
File No. 1-10959

Dear Mr. Stertzel:

Thank you for taking my call earlier today.  Please consider this letter Standard Pacific Corp.’s formal request for a ten business day extension of the deadline to respond to the comment letter, dated July 12, 2011, received from the staff of the Securities and Exchange Commission (the "Staff") concerning Standard Pacific's Annual Report on Form 10-K for the year ended December 31, 2010 (the "Form 10-K").  As we discussed, we are in the midst of preparing for our quarterly Board meeting and have a new Chief Financial Officer who will need additional time to be brought fully up to speed on the issues raised in the Staff’s comment letter.

We believe an extension of the response due date by 10 business days, from July 26, 2011 until August 9, 2011, will provide us with sufficient time to fully respond to the Staff’s comments.  We appreciate your consideration of this request and will submit our response to the Staff’s comments no later than August 9, 2011, should our request be granted.

If you have any questions, please do not hesitate to contact me at (949) 789-1649.

Very truly yours,

STANDARD PACIFIC CORP.

/s/ John P. Babel
John P. Babel
Senior Vice President & General Counsel